

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 3, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Douglas J. Rowe
President and Chief Executive Officer
Birch Mountain Resources Ltd
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3H7

> **Re:** **Birch Mountain Resources Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
> **Response Letter Dated February 14, 2008**
> **Response Letter Dated March 18, 2008**
> **File No. 001-32475**

Dear Mr. Rowe:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief